                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                         CHESAPEAKE ENERGY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   165167107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Floyd C. Wilson
                                 8400 Killarney
                             Wichita, Kansas 67206
                                 (316) 634-1070
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                April 28, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   165167107                             13D                            PAGE     2    OF    3    PAGES
           -----------                                                                 -------    -------
==============================================================================================================================
    1      Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

           FLOYD C. WILSON
------------------------------------------------------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group                                                       (a) [ ]
           (See Instructions)
                                                                                                                  (b) [ ]
------------------------------------------------------------------------------------------------------------------------------
    3      SEC Use Only

------------------------------------------------------------------------------------------------------------------------------
    4      Source of Funds (See Instructions)

------------------------------------------------------------------------------------------------------------------------------
    5      Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

------------------------------------------------------------------------------------------------------------------------------
    6      Citizenship or Place of Organization

           UNITED STATES
------------------------------------------------------------------------------------------------------------------------------
                          7      Sole Voting Power
    Number of                    *See Item 4 below.

      Shares         ---------------------------------------------------------------------------------------------------------
                          8      Shared Voting Power
   Beneficially                  *See Item 4 below.

     Owned by        ---------------------------------------------------------------------------------------------------------
                          9      Sole Dispositive Power
       Each                      *See Item 4 below.

    Reporting        ---------------------------------------------------------------------------------------------------------
                         10      Shared Dispositive Power
   Person With                   *See Item 4 below.

------------------------------------------------------------------------------------------------------------------------------
    11     Aggregate Amount Beneficially Owned by Each Reporting Person

           *See Item 4 below.
-------------------------------------------------------------------------------------------------------------------------------
    12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
           (See Instructions)

-------------------------------------------------------------------------------------------------------------------------------
    13     Percent of Class Represented by Amount in Row (11)

           *See Item 4 below.
-------------------------------------------------------------------------------------------------------------------------------
    14     Type of Reporting Person (See Instructions)

           IN
-------------------------------------------------------------------------------------------------------------------------------

CUSIP NO. 165167107                   13D                      PAGE 3 OF 3 PAGES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 1 to Schedule 13D relates to the common stock, $.01 par value per share, of Chesapeake Energy Corporation, an Oklahoma corporation, and amends the Schedule 13D filed by Floyd C. Wilson on March 19, 1998.

ITEM 4.  PURPOSE OF TRANSACTION.

         Chesapeake Energy Corporation issued an additional 5,000,000 shares of common stock pursuant to the merger between Chesapeake Energy Corporation and DLB Oil & Gas, Inc., which was effective on April 28, 1998. As a result of such issuance, Mr. Wilson will cease to be a reporting person inasmuch as Chesapeake Energy Corporation has 105,105, 598 shares of common stock outstanding and Mr. Wilson no longer owns greater than 5% of the outstanding shares of Chesapeake Energy Corporation.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  April 30, 1998
                                          -----------------------------
                                                     (Date)

                                               /s/ Floyd C. Wilson
                                          -----------------------------
                                                   (Signature)


                                                 Floyd C. Wilson
                                          -----------------------------
                                                 (Name and Title)